SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding operational statistics for the year of 2021 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 20, 2022.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORP
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Operational Statistics for the year of 2021

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Company” or "Sinopec Corp.") in connection with certain matters relating to the operational statistics for 2021 of the Company.

The board of directors of the Company (the “Board”) and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Production	Unit	2021	2020	Change %
Oil and gas	mmboe	479.67	459.02	4.50
Crude Oil	mmbbls	279.76	280.22	(0.16)
China	mmbbls	249.60	249.52	0.03
Overseas	mmbbls	30.16	30.70	(1.76)
Natural Gas*	bcf	1,199.45	1,072.33	11.85

Refinery Throughput**	Million tonnes	255.28	236.91	7.75
Gasoline	Million tonnes	65.21	57.91	12.61
Diesel	Million tonnes	59.85	63.21	(5.32)
Kerosene incl. Jet Fuel	Million tonnes	21.15	20.38	3.78
Light Chemical Feedstock	Million tonnes	45.41	40.22	12.90

Ethylene	'000 tonnes	13,380	12,060	10.95
Synthetic Resins	'000 tonnes	18,999	17,370	9.38
Synthetic Fibers	'000 tonnes	1,357	1,313	3.35
Synthetic Rubbers	'000 tonnes	1,252	1,067	17.34

Total Domestic Sales Volume of Refined Oil Products	Million tonnes	171.31	167.99	1.98
Retail	Million tonnes	114.30	113.19	0.98
Direct sales & Distribution	Million tonnes	57.01	54.80	4.03

Notes :
*	1 cubic meter = 35.31 cubic feet
**	1 tonne = 7.35 barrels
The above table includes 100% of the production from domestic joint ventures.

Important Notice: The production data for 2021 as listed in the above table are based on the Company’s current statistical survey, which are not audited. The Company will release its audited production data in its annual report, which may be different from, and in such cases shall replace, the above.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
20 January 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: January 20, 2022